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SECURITIES AND Ex........ ....
Washington, D.C. 20549

11019718

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Milkie Ferguson Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8750 N. Central Expressway, Suite 1700
(No. and Street)

Dallas	Texas	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Ed Milkie_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Milkie Ferguson Investments, Inc._____, as of __December 31_____, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Jackie A Lemons
Notary Public. State of Texas
My Commission Expires:
January 24, 2013

_____
Signature

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MILKIE FERGUSON INVESTMENTS, INC.

Report Pursuant to Rule 17a-5(d)

December 31, 2010

MILKIE FERGUSON INVESTMENTS, INC.

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2011
WASH. D.C.
189
SECTION

Independent Auditor's Report

Board of Directors
Milkie Ferguson Investments, Inc.

We have audited the accompanying statement of financial condition of Milkie Ferguson Investments, Inc., as of December 31, 2010, and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milkie Ferguson Investments, Inc., as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 23, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com
REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

MILKIE FERGUSON INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	894,674
Due from brokers and dealers		184,936
Clearing deposit		50,000
Marketable securities		155
Advances/employees and associates		86,532
Other receivables		16,438
Deposits		24,726
Deferred income tax benefit		82,372
Furniture and equipment - less accumulated depreciation of $397,872		57,621
Total Assets	$	1,397,454

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	744,511
Deferred rent		198,588
Income taxes payable		26,132
Total liabilities		969,231
Stockholders' equity		
Non-convertible, non-cumulative preferred stock, $1,000 par value, 10,000 shares authorized; 250 shares issued and outstanding		250,000
Common stock, $1 par value, 10,000 shares authorized; 2,260 issued and outstanding		2,260
Additional paid-in capital		317,044
Retained earnings (deficit)		(141,081)
Total stockholders' equity		428,223
Total Liabilities and Stockholders' Equity	$	1,397,454

The accompanying notes are an integral part of these financial statements.

MILKIE FERGUSON INVESTMENTS, INC.
Statement of Income (Loss)
For the Year Ended December 31, 2010

Revenues	
Commissions and fees	$ 8,288,240
Interest income	13,824
Miscellaneous	319,724
	8,621,788
Expenses	
Interest	4,977
Clearance paid	656,278
Leased employees and commissions	6,187,643
Occupancy	343,656
Depreciation	37,213
Other operating expenses	1,415,541
	8,645,308
Income (loss) before taxes	(23,520)
Provision for income tax	6,296
Net Income (Loss)	$ (17,224)

The accompanying notes are an integral part of these financial statements.

MILKIE FERGUSON INVESTMENTS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount			
Balance, December 31, 2009	300	$ 300,000	2,260	$ 2,260	$ 317,044	$ (123,857)	$ 495,447
Purchase and retirement of preferred stock	(50)	(50,000)					(50,000)
Net income (loss)						(17,224)	(17,224)
Balance, December 31, 2010	250	$ 250,000	2,260	$ 2,260	$ 317,044	$ (141,081)	$ 428,223

The accompanying notes are an integral part of these financial statements.

MILKIE FERGUSON INVESTMENTS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2010

Balance, December 31, 2009	$	--
Increases		--
Decreases		--
Balance, December 31, 2010	$	--

The accompanying notes are an integral part of these financial statements.

MILKIE FERGUSON INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities		
Net income (loss)	$	(17,224)
Adjustments to reconcile net income (loss) to net cash		
provided (used) by operating activities:		
Depreciation		37,213
Deferred income taxes		(35,976)
Change in operating assets and liabilities:		
Decrease in due from brokers and dealers		597,493
Decrease in income tax refund		3,548
Increase in other receivables		(10,774)
Increase in advances/employees and associates		(9,271)
Decrease in marketable securities		6,862
Increase in accounts payable and accrued expenses		288,407
Decrease in other accrued liabilities		(43,876)
Increase in income taxes payable		3,313
Decrease in deferred rent		(26,544)
Net cash provided (used) by operating activities		793,171
Cash flows from investing activities		
Purchase of furniture and equipment		(3,844)
Net cash provided (used) by investing activities		(3,844)
Cash flows from financing activities		
Purchase of preferred stock		(50,000)
Net cash provided (used) by financing activities		(50,000)
Net increase (decrease) in cash		739,327
Cash at beginning of year		155,347
Cash at end of year	$	894,674
Supplemental schedule of cash flow information:		
Interest paid	$	4,977
Income taxes paid	$	25,784

The accompanying notes are an integral part of these financial statements.

Note 1 -   Organization and Significant Accounting Policies

Nature of Business

Milkie Ferguson Investments, Inc. (the "Company"), incorporated in the state of Texas in 1986, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's office is located in Dallas, Texas. The Company's main source of revenue is providing brokerage services to small and middle-market businesses and middle-income individuals. Substantially all of the Company's business is conducted with customers located in the United States.

Proprietary securities transactions entered into for the account and risk of the Company are recorded on the trade date basis as adjusted through the clearing broker-dealer account.

Commission income and expenses are recorded on a trade date basis.

Investment Securities

The fair value of investment securities is the market value based on quoted prices in active markets, or market prices provided by recognized broker dealers. All investments of the Company are Level 1 investments in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*.

Income Taxes

The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB ASC. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets are recorded if it is more likely than not some portion or all of the deferred tax asset will not be realized.

Note 1 -   Organization and Significant Accounting Policies, continued

Income Taxes, continued

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation

Fixed assets are carried at cost and depreciated over 3-7 year lives on the straight-line method.

The Company accounts for rent expense on a straight-line basis for financial reporting purposes. The difference between cash payments and rent expense is included in deferred rent on the balance sheet.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of approximately $154,519 and net capital requirements of $64,615. The Company's ratio of aggregated indebtedness to net capital was 6.27 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Clearing Agreement

The Company has a $50,000 clearing deposit with National Financial Services, LLC, under a "Fully Disclosed Correspondent Agreement" dated December 30, 2005. The Company does not carry customer accounts, clears all proprietary and customer's securities transactions on a fully disclosed basis through a clearing broker-dealer and is therefore, exempt under paragraph 15c3-3(k)(2)(ii) from the remaining provisions of SEC Rule 15c3-3. Any customer funds or securities received are promptly forwarded to the Company's clearing broker-dealer. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii).

The Company's clearing agreement with its clearing broker-dealer contains an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this situation might occur, the Company will indemnify the clearing broker-dealer to the extent of net loss on the unsettled trade. At December 31, 2010, management of the Company had not been notified by the clearing broker-dealer, nor were they aware, of any potential losses relating to this indemnification.

Note 4 -   Income Taxes

The provision for income taxes for 2010 financial statements is as follows:

Federal	$ 32,428
State	(26,132)
	$ 6,296

The provision for federal income taxes differs from the expense that would result from applying federal income tax statutory rates because of lack of deductibility of certain expenses and lack of taxability of certain revenues.

The deferred income tax benefit of $82,372 results from differences between income tax and financial reporting for rent expense, depreciation, franchise tax, accruals, and net operating loss carry forwards.

At December 31, 2010, the Company had a net operating loss carryforward of approximately $72,000 which expires in 2030.

Note 4 -   Income Taxes, continued

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 5 -   Commitments and Contingencies

The Company executed long term leases, for its present facilities, ending in 2015. The future minimum lease expenditures are as follows:

Year ending December 31,	
2011	$ 294,651
2012	266,940
2013	273,873
2014	277,340
2015	280,807
	$1,393,611

The Company is a party to various other claims and complaints arising in the ordinary course of operations from customers and regulators.   All such claims are being vigorously defended.   In the opinion of management, the adverse effect of these claims and complaints if any, are not determinable and will not have a material adverse effect on the Company's financial position.

Note 6 -   Retirement Plan

The Company sponsors a 401(k) plan (the "Plan") for the employees. The Plan offers the employees the opportunity to plan, save and invest for their future financial needs. The Company may make matching contributions to the Plan at its discretion. During the year ended December 31, 2010, the Company did not make any contributions to the Plan, but paid administrative expenses of $3,987.

MILKIE FERGUSON INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2010

Note 7 -   Concentration Risk

At December 31, 2010, and at various times throughout the year, the Company may have had cash balances in excess of Federally insured limits.

Note 8 -   Related Party Transactions

During 2008, the Company assumed a liability from a related party for a settlement payable to a former customer. The settlement calls for payments of $4,200 per month through September 1, 2010 and a final payment of $4,600 on October 1, 2010. This liability was fully paid off as of December 31, 2010.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2010

Schedule I

MILKIE FERGUSON INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 428,223
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		428,223
Deductions and/or charges:		
Charges for excess bond		(4,000)
Non-allowable assets:		
Property and equipment, net	$ 57,621	
Other receivables	16,438	
Deposits	24,726	
Advances	86,532	
Deferred income tax benefit	82,372	(267,689)
Net capital before haircuts on securities positions		156,534
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(2,015)
Net capital		$ 154,519

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses	$ 744,511	
Deferred rent	198,588	
Income taxes payable	26,132	$ 969,231
Total aggregate indebtedness		$ 969,231

MILKIE FERGUSON INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 64,615
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 64,615
Net capital in excess of required minimum	$ 89,904
Excess net capital at 1000%	$ 57,596
Ratio: Aggregate indebtedness to net capital	6.27 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile material differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per Company's (unaudited) FOCUS Part IIA	$ 145,069
Adjustments:	
Over accrued expenses	35,582
Income tax adjustments	(26,132)
Net capital per audited financial statements	$ 154,519

Schedule II

<u>MILKIE FERGUSON INVESTMENTS, INC.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2010</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services, LLC.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended December 31, 2010



CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Milkie Ferguson Investments, Inc.

In planning and performing our audit of the financial statements and supplemental information of Milkie Ferguson Investments, Inc. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 23, 2011

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2010



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL
ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Milkie Ferguson Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Milkie Ferguson Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Milkie Ferguson Investments, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Management is responsible for Milkie Ferguson Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 23, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended __December 31__, 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 036226   FINRA   DEC
> MILKIE / FERGUSON INVESTMENTS INC   19*19
> 8750 N CENTRAL EXPY STE 1700
> DALLAS TX 75231-6449

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) .... $ ___8107.00___

  B. Less payment made with SIPC-6 filed (exclude interest) (___4180.00___)

  _____
        Date Paid

  C. Less prior overpayment applied (_____)

  D. Assessment balance due or (overpayment) ___3927.00___

  E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ___- o -___

  F. Total assessment balance and interest due (or overpayment carried forward) $___3927.00___

  G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ ___3927.00___

  H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MILKIE FERGUSON INVESTMENTS, INC.
(Name of Corporation, Partnership or other organization)

John H. Merkler
(Authorized Signature)

FINOP
(Title)

Dated the _10_ day of _FEBRUARY_, 20 _11_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 2010
and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,571,521.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   4,131,246.00

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   1,188,296.00

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   1,257.00

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

RENT & EXPENSE REIMBURSEMENT   2,391.00

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4977.00

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 5,480.00

Enter the greater of line (i) or (ii)   5,480.00

Total deductions   5,328,670.00

2d. SIPC Net Operating Revenues $ 3,242,851.00

2e. General Assessment @ .0025 $ 8,107.00

(to page 1, line 2.A.)

2

MILKIE FERGUSON
INVESTMENTS, INC.

December 31, 2010

Report Pursuant to Rule 17a-5(d)

